QuickLinks -- Click here to rapidly navigate through this document

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Board of Directors
AMF Bowling Worldwide, Inc.:

        We consent to the use of our report dated August 27, 2004, except as to note 17, which is as of October 4, 2004, included herein and to the references to our firm under the headings "Selected Historical Financial Data" and "Experts" in the prospectus. The report contains an explanatory paragraph that states, effective March 8, 2002, the Company was reorganized under a plan of reorganization confirmed by the United States Bankruptcy Court for the Eastern District of Virginia. In connection with its reorganization, the Company applied fresh start accounting on February 28, 2002.

        /s/ KPMG LLP

Richmond, Virginia
October 4, 2004

QuickLinks

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM